

November 16, 2012

Via E-mail
Yong Ok Cho
President
Flow Tech Solutions Inc.
205 SE Spokane Street, Suite 395
Portland, Oregon 97202

> **Re:** **Flow Tech Solutions Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 7, 2012**
> **File No. 333-183239**

Dear Ms. Cho:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary, page 5

1. We note your response to comment 3 from our letter dated August 28, 2012. We do not agree and reissue our comment. Please disclose you are a shell company and revise the Prospectus to explain the effects of the availability of Rule 144 due to your status as a shell company.

2. We note your response to comment 4 from our letter dated August 28, 2012. Please revise the Summary section to disclose the minimum amount of cash you will need to raise in the next 12 months to open your first clinic.

Risk Factors, page 7

We will incur significant increased costs…, page 9

3.	We note your revised disclosure. Please disclose the actual amounts of legal, accounting, and other expenses to be a public reporting company. Further, account for these expenses in your disclosure under Plan of Operations.

Plan of Distribution, page 11

4.	We note your response to comment 14 from our letter dated August 28, 2012. Please remove the disclosure under Offering Price that says the selling stockholders may sell at prevailing market prices, prices related to such prevailing market price, or other prices. Similarly, remove the disclosure that states the sales price to the public will vary according to the selling decisions of each selling stockholder and market for your stock at the time of resale. Your offering must be at a fixed price for the entire duration of the offering. Please make conforming revisions throughout the Prospectus.

Rule 144 Shares, page 11

5.	We note your response to comment 15 from our letter dated August 28, 2012. We reissue this comment: revise to disclose the effects of being a shell company and paragraph (i) of Rule 144.

Description of Property, page 18

6.	We note your response to comment 17 from our letter dated August 28, 2012. Please incorporate your response into your disclosure: that Portland is the location of your corporate office and the distance between Portland and Carson should not affect your efforts to open a clinic.

OTC Bulletin Board Qualification for Quotation, page 19

7.	We note your response to comment 18 from our letter dated August 28, 2012. We reissue this comment: revise your disclosure given your status as a shell company and Rule 144(i).

Plan of Operations, page 21

8.	We note your disclosure in the fourth paragraph on page 21 regarding your current monthly burn rate. This disclosure differs from page 5. Please present consistent disclosure or advise.

9.   We note your disclosure on page 21 under Plan of Operations regarding your expenses of $1,430,000 in the next 12 months. We also note your disclosure on page 22 under Cash Requirements regarding your plans to begin operations. Please revise to explain how the amounts in the Plan of Operations section are consistent with the amounts in the Cash Requirements section.

        You may contact Michael Henderson, Staff Accountant, at 202-551-3364 or Terry French, Accounting Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

                                        Sincerely,

                                        /s/ Celeste M. Murphy for

                                        Larry Spirgel
                                        Assistant Director

cc: Via E-mail
        Faiyaz Dean, Esq.